UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2014

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: November 5, 2014	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

Intertape Polymer Group Inc.

Management’s Discussion and Analysis

Consolidated Quarterly Statements of Earnings (Loss)

Three month periods ended

(In thousands of US dollars, except per share amounts)

(Unaudited)

	September 30, 2014	June 30, 2014	March 31, 2014	December 31, 2013
	$	$	$	$
Revenue	209,109	202,925	199,948	191,490
Cost of sales	168,447	158,875	157,250	153,543

Gross profit	40,662	44,050	42,698	37,947

Gross margin	19.4%	21.7%	21.4%	19.8%
Selling, general and administrative expenses	23,153	20,561	18,980	18,968
Research expenses	1,778	1,667	2,074	2,008

	24,931	22,228	21,054	20,976

Operating profit before manufacturing facility closures, restructuring and other related charges	15,731	21,822	21,644	16,971
Manufacturing facility closures, restructuring and other related charges	1,560	1,020	1,384	1,647

Operating profit (loss)	14,171	20,802	20,260	15,324
Finance costs
Interest	867	864	831	847
Other expense, net	426	370	352	159

	1,293	1,234	1,183	1,006

Earnings (loss) before income tax expense (benefit)	12,878	19,568	19,077	14,318
Income tax expense (benefit)
Current	2,914	1,062	457	233
Deferred	3,953	6,392	6,986	(39,540)

	6,867	7,454	7,443	(39,307)

Net earnings (loss)	6,011	12,114	11,634	53,625

Earnings (loss) per share
Basic	0.10	0.20	0.19	0.88
Diluted	0.10	0.19	0.19	0.86
Weighted average number of common shares outstanding
Basic	60,790,184	60,825,745	60,776,649	60,776,649
Diluted	62,457,931	62,569,430	62,019,844	62,170,733

Intertape Polymer Group Inc.

Consolidated Quarterly Statements of Earnings (Loss)

Three month periods ended

(In thousands of US dollars, except per share amounts)

(Unaudited)

	September 30, 2013	June 30, 2013	March 31, 2013	December 31, 2012
	$	$	$	$
Revenue	199,853	193,462	196,695	189,291
Cost of sales	159,872	151,202	158,389	154,048

Gross profit	39,981	42,260	38,306	35,243

Gross margin	20.0%	21.8%	19.5%	18.6%
Selling, general and administrative expenses	20,547	20,208	22,959	20,849
Research expenses	1,701	1,589	1,602	1,528

	22,248	21,797	24,561	22,377

Operating profit before manufacturing facility closures, restructuring and other related charges	17,733	20,463	13,745	12,866
Manufacturing facility closures, restructuring and other related charges	934	924	27,201	3,172

Operating profit (loss)	16,799	19,539	(13,456)	9,694
Finance costs
Interest	1,261	1,846	1,753	3,147
Other expense, net	190	437	160	355

	1,451	2,283	1,913	3,502

Earnings (loss) before income tax expense (benefit)	15,348	17,256	(15,369)	6,192
Income tax expense (benefit)
Current	729	1,909	751	969
Deferred	200	226	(312)	(464)

	929	2,135	439	505

Net earnings (loss)	14,419	15,121	(15,808)	5,687

Earnings (loss) per share
Basic	0.24	0.25	(0.26)	0.10
Diluted	0.23	0.25	(0.26)	0.09
Weighted average number of common shares outstanding
Basic	60,731,173	60,288,991	59,692,751	59,316,858
Diluted	62,072,583	61,584,732	59,692,751	61,036,145

This Management’s Discussion and Analysis (“MD&A”) is intended to provide the reader with a better understanding of the business, strategy and performance of Intertape Polymer Group Inc. (the “Company”), as well as how it manages certain risks and capital resources. This MD&A, which has been prepared as of November 4, 2014, should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements and notes thereto for the three and nine months ended September 30, 2014 and 2013. It should also be read together with the text below on forward-looking statements in the Section entitled “Forward-Looking Statements.”

For the purposes of preparing this MD&A, the Company considers the materiality of information. Information is considered material if the Company believes at the time of preparing this MD&A: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of the common shares of the Company; (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; and/or (iii) it would significantly alter the total mix of information available to investors. The Company evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

Except where otherwise indicated, all financial information presented in this MD&A, including tabular amounts, is prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS” or “GAAP”) and is expressed in US dollars. Variance, ratio and percentage changes in this MD&A are based on unrounded numbers.

Overview

The Company reported a 4.6% increase in revenue for the third quarter of 2014 as compared to the third quarter of 2013 primarily due to an increase in average selling price, including the impact of product mix. Gross profit increased 1.7% primarily due to a favourable product mix variance and an increase in the spread between selling prices and higher raw material costs, partially offset by a charge related to the settlement of the former Brantford, Ontario manufacturing facility pension plan (“Brantford Pension Charge”) and duplicate overhead costs (“South Carolina Duplicate Overhead Costs”) incurred to support the previously announced relocation and modernization of the Columbia, South Carolina manufacturing operation to the new facility in Blythewood, South Carolina (“South Carolina Project”). South Carolina Duplicate Overhead Costs are temporary operating cost increases related to operating both plants simultaneously and performing planned actions to mitigate risk associated with new technology, including state-of-the-art equipment, to support the South Carolina Project.

As compared to the second quarter of 2014, the Company reported a 3.0% increase in revenue for the third quarter of 2014 primarily due to increased volume, partially offset by a decrease in average selling price, including the impact of product mix. Gross profit decreased 7.7% primarily due to net manufacturing cost increases and the non-cash Brantford Pension Charge, partially offset by an increase in sales volume. The net manufacturing cost increases were primarily related to the planned annual maintenance across the Company’s major manufacturing facilities.

As compared to the first nine months of 2013, the Company reported a 3.7% increase in revenue for the first nine months of 2014 primarily due to an increase in average selling price, including the impact of product mix. Gross profit increased 5.7% primarily due to an increase in the spread between selling prices and higher raw material costs, net manufacturing cost reductions and a favourable product mix variance, partially offset by the South Carolina Duplicate Overhead Costs and the non-cash Brantford Pension Charge.

Adjusted EBITDA increased $0.4 million from $26.8 million for the third quarter of 2013 and decreased $2.3 million from $29.5 million for the second quarter of 2014. The increase in adjusted EBITDA for the third quarter of 2014 compared to the third quarter of 2013 was primarily due to an increase in gross profit partially offset by an increase in professional fees. The decrease in adjusted EBITDA for the third quarter of 2014 compared to the second quarter of 2014 was primarily due to a decrease in gross profit.

Adjusted EBITDA increased $4.2 million from $79.1 million for the first nine months of 2013. The increase was primarily due to an increase in gross profit partially offset by an increase in selling, general and administrative expenses (“SG&A”).

On October 30, 2014, the Company completed the final steps of a multi-step plan to reorganize the capital structure of several of its legal entities (“Legal Entity Reorganization”) in order to more efficiently manage its intercompany debt. The Company incurred $2.5 million of upfront income tax expense in the third quarter of 2014 as a result of the completion of various steps within the Legal Entity Reorganization plan. On October 30, 2014, the Company incurred an additional $0.3 million of upfront income tax expense upon completion of the final steps of the Legal Entity Reorganization plan. This reorganization is also expected to result in an ongoing annual income tax benefit of approximately $7 million beginning on October 30, 2014.

Net earnings for the third quarter of 2014 decreased to $6.0 million ($0.10 basic and diluted earnings per share) from $14.4 million ($0.24 basic earnings per share and $0.23 diluted earnings per share) for the third quarter of 2013 and decreased from $12.1 million ($0.20 basic earnings per share and $0.19 diluted earnings per share) in the second quarter of 2014. Net earnings for the second and third quarters of 2014 included a deferred income tax expense of $6.4 million and $4.4 million, respectively, arising from the utilization of US deferred tax assets previously derecognized until the fourth quarter of 2013.

On July 7, 2014, the Company announced a normal course issuer bid (“NCIB”) effective July 10, 2014. In connection with this NCIB, the Company is entitled to repurchase for cancellation up to 2,000,000 of the Company’s common shares issued and outstanding. The NCIB will expire July 9, 2015. As of September 30, 2014, the Company has repurchased 588,100 common shares at an average price of CDN$14.30 per share, including commissions, for a total purchase price of $7.7 million.

On November 4, 2014, the Board of Directors declared a quarterly dividend of $0.12 per common share payable on December 31, 2014 to shareholders of record at the close of business December 15, 2014.

Outlook

In the fourth quarter of 2014, the Company anticipates revenue to be 3% to 6% higher than revenue in the fourth quarter of 2013.

The Company anticipates approximately $1.2 million in South Carolina Duplicate Overhead Costs in the fourth quarter of 2014 of which approximately $0.3 million are non-cash charges and will not affect adjusted EBITDA. The Company also anticipates the remainder of the Brantford Pension Charge to decrease gross profit by up to approximately $0.7 million in the fourth quarter of 2014, with a minimal impact on cash flows. Including the impact of the South Carolina Duplicate Overhead Costs and the Brantford Pension Charge, gross margin in the fourth quarter of 2014 is expected to be approximately 19%.

Adjusted EBITDA for the fourth quarter of 2014 is expected to be between $24 and $26 million, including the approximately $0.9 million cash impact of the South Carolina Duplicate Overhead Costs. The Brantford Pension Charge will not impact adjusted EBITDA.

Total capital expenditures for 2014 are expected to be between $39 and $44 million. Total capital expenditures for 2015 are currently expected to be approximately $30 million excluding any additional high-return projects identified throughout that period.

As a result of the Legal Entity Reorganization, the Company has revised its estimate of the 2014 annual effective tax rate to approximately 42% from approximately 40%. This increase is primarily due to the $2.5 million upfront income tax expense incurred in the third quarter of 2014. An additional $0.3 million upfront income tax expense is expected to be incurred in the fourth quarter of 2014, partially offset by the $7 million annualized income tax benefit beginning on October 30, 2014. Cash income taxes paid are still expected to be less than $5 million for 2014, however, the Company expects to fully utilize its US net operating losses towards the end of 2015. The Company expects the effective tax rate for the fourth quarter of 2014 to be approximately 35% to 38% and to be approximately 30% to 35% for 2015, assuming the geographic source of earnings is consistent with 2014.

Results of Operations

Revenue

Revenue for the third quarter of 2014 totalled $209.1 million, a $9.3 million or 4.6% increase from $199.9 million for the third quarter of 2013. Average selling price, including the impact of product mix, increased approximately 4% in the third quarter of 2014 compared to the third quarter of 2013 primarily due to (i) a favourable product mix across the Company’s major product categories, and (ii) higher prices to manage the spread between selling prices and higher raw material costs. Sales volume for the third quarter of 2014 was approximately the same compared to the third quarter of 2013.

Revenue for the third quarter of 2014 increased $6.2 million or 3.0% from $202.9 million for the second quarter of 2014. Sales volume for the third quarter of 2014 increased approximately 4% compared to the second quarter of 2014 due to increased demand in all of the Company’s major product categories primarily due to normal seasonality. Average selling price, including the impact of product mix, decreased approximately 1% in the third quarter of 2014 compared to the second quarter of 2014 primarily due to a shift in the product mix from the increase in sales of certain carton sealing tape products.

Revenue for the first nine months of 2014 totalled $612.0 million, a $22.0 million or 3.7% increase from $590.0 million for the same period in 2013. The increase in revenue was primarily due to an increase in average selling price, including the impact of product mix, of approximately 4%. Average selling price, including the impact of product mix, increased in the first nine months of 2014 compared to the same period in 2013 primarily due to (i) a favourable product mix across the Company’s major product categories, and (ii) higher prices to manage the spread between selling prices and higher raw material costs. Sales volume for the first nine months of 2014 was approximately the same as the first nine months of 2013.

Gross Profit and Gross Margin

Gross profit totalled $40.7 million for the third quarter of 2014, a $0.7 million or 1.7% increase from $40.0 million for the third quarter of 2013. Gross margin was 19.4% in the third quarter of 2014 and 20.0% in the third quarter of 2013. As compared to the third quarter of 2013, gross profit increased primarily due to a favourable product mix variance and an increase in the spread between selling prices and higher raw material costs, partially offset by the non-cash Brantford Pension Charge of $1.3 million and approximately $1.1 million of South Carolina Duplicate Overhead Costs, of which $0.2 million were non-cash charges and did not affect adjusted EBITDA. Gross margin decreased primarily due to the non-cash Brantford Pension Charge and the South Carolina Duplicate Overhead Costs, partially offset by an increase in the spread between selling prices and higher raw material costs.

Gross profit for the third quarter of 2014 decreased $3.4 million or 7.7% from $44.1 million in the second quarter of 2014. Gross margin was 19.4% in the third quarter and 21.7% in the second quarter of 2014. As compared to the second quarter of 2014, gross profit decreased primarily due to net manufacturing cost increases and the non-cash Brantford Pension Charge, partially offset by an increase in sales volume. The increase in net manufacturing costs was primarily related to the planned annual maintenance across the Company’s major manufacturing facilities. Gross margin decreased primarily due to the above mentioned net manufacturing cost increases and the non-cash Brantford Pension Charge.

Gross profit totalled $127.4 million for the first nine months of 2014, a $6.9 million or 5.7% increase from $120.5 million for the same period in 2013. Gross margin was 20.8% in the first nine months of 2014 and 20.4% for the same period in 2013. As compared to the first nine months of 2013, gross profit increased primarily due to an increase in the spread between selling prices and higher raw material costs, net manufacturing cost reductions and a favourable product mix variance, partially offset by approximately $1.9 million of South Carolina Duplicate Overhead Costs, of which $0.4 million are non-cash charges and did not affect adjusted EBITDA, and $1.3 million related to the non-cash Brantford Pension Charge. Gross margin increased primarily due to an increase in the spread between selling prices and higher raw material costs and net manufacturing cost reductions, partially offset by the South Carolina Duplicate Overhead Costs and the non-cash Brantford Pension Charge.

Selling, General and Administrative Expenses

SG&A totalled $23.2 million for the third quarter of 2014, a $2.6 million or 12.7% increase from $20.5 million in the third quarter of 2013. SG&A increased primarily due to an increase in stock-based compensation expense and an increase in professional fees. The increase in the stock-based compensation expense was primarily attributable to the impact of a larger increase in the Company’s share price on Stock Appreciation Rights (“SARS”) expense in the third quarter of 2014 compared to the third quarter of 2013 and additional stock-based compensation expense associated with new award grants in the second quarter of 2014 partially offset by fewer SARS outstanding in the third quarter of 2014 due to forfeitures and exercises in 2014.

SG&A in the third quarter of 2014 increased by $2.6 million or 12.6% from $20.6 million in the second quarter of 2014. SG&A increased primarily due to an increase in stock-based compensation expense resulting from the impact of an increase in the Company’s share price on SARS expense in the third quarter of 2014.

SG&A for the first nine months of 2014 totalled $62.7 million, a $1.0 million or 1.6% decrease from $63.7 million for the same period in 2013. The decrease in SG&A for the first nine months of 2014 as compared to the same period in 2013 was primarily due to (i) a decrease in stock-based compensation expenses resulting from the impact of a smaller increase in the Company’s share price on SARS expense in 2014, (ii) a decrease due to the non-recurrence of a provision with respect to the resolution of a contingent liability recorded in the first nine months of 2013 and (iii) an overall decrease in variable compensation expenses resulting from lower expected annual payment amounts partially offset by an increase in professional fees.

Research Expenses

Research expenses for the third quarter of 2014 totalled $1.8 million, a $0.1 million or 4.5% increase from $1.7 million for the third quarter of 2013, and a $0.1 million or 6.6% increase from $1.7 million for the second quarter of 2014, primarily to support the South Carolina Project and other manufacturing cost reduction programs.

Research expenses for the first nine months of 2014 totalled $5.5 million, a $0.6 million or 12.8% increase from $4.9 million for the same period in 2013, primarily to support the South Carolina Project and other manufacturing cost reduction programs.

Manufacturing Facility Closures, Restructuring and Other Related Charges

Manufacturing facility closures, restructuring and other related charges for the third quarter of 2014 totalled $1.6 million, a $0.6 million increase from $0.9 million for the third quarter of 2013. The increase is primarily due to a $1.1 million charge recorded in the third quarter of 2014 as compared to a $0.5 million charge recorded in the third quarter of 2013 for the South Carolina Project, primarily related to equipment relocation and workforce retention costs.

Manufacturing facility closures, restructuring and other related charges for the third quarter of 2014 increased $0.5 million from $1.0 million for the second quarter 2014, primarily due to a $0.4 million charge recorded in the third quarter of 2014 related to the impairment of property, plant and equipment at the Richmond, Kentucky manufacturing facility. The Company ceased production at its Richmond, Kentucky manufacturing facility in the fourth quarter of 2012.

Manufacturing facility closures, restructuring and other related charges for the first nine months of 2014 totalled $4.0 million, a $25.1 million decrease from $29.1 million for the same period in 2013. The decrease is primarily due to a $2.5 million charge recorded in the first nine months of 2014 as compared to a $26.8 million charge recorded in the same period in 2013 for the South Carolina Project. The charges recorded in the first nine months of 2014 primarily related to equipment relocation and workforce retention costs. The charges recorded in the first nine months of 2013 primarily related to the impairment of property, plant and equipment, environmental remediation and accrued workforce retention costs.

Finance Costs

Finance costs for the third quarter of 2014 totalled $1.3 million, a $0.2 million or 10.9% decrease from $1.5 million for the third quarter of 2013, primarily due to lower interest expense as a result of a lower average cost of debt and a lower average amount of debt outstanding partially offset by foreign exchange losses.

Finance costs for the third quarter of 2014 were consistent with the second quarter of 2014 with an increase of only $0.1 million or 4.8% from $1.2 million to $1.3 million.

Finance costs for the first nine months of 2014 totalled $3.7 million, a $1.9 million or 34.3% decrease from $5.6 million for the first nine months of 2013, primarily due to lower interest expense as a result of a lower average cost of debt and a lower average amount of debt outstanding.

Income Taxes

The Company is subject to income taxation in multiple tax jurisdictions around the world. Accordingly, the Company’s effective tax rate fluctuates depending upon the geographic source of its earnings. The Company’s effective tax rate is also impacted by tax planning strategies that the Company implements. Income tax expense (benefit) is recognized in each interim period based on the best estimate of the weighted average annual income tax rate expected for the full financial year. The recognition of US deferred tax assets during the fourth quarter of 2013 has led to a more normalized effective tax rate in the US jurisdiction as income tax expense is recorded upon the utilization of the recognized deferred tax assets.

On October 30, 2014, the Company completed the final steps of the Legal Entity Reorganization plan in order to more efficiently manage its intercompany debt. The Company incurred $2.5 million of upfront income tax expense in the third quarter of 2014 as a result of the completion of various steps within the Legal Entity Reorganization plan. The Company incurred an additional $0.3 million of upfront income tax expense on October 30, 2014 upon completion of the final steps of the Legal Entity Reorganization plan. This reorganization is also expected to result in an ongoing annual income tax benefit of approximately $7 million beginning on October 30, 2014.

The effective tax rate was 53.3% and 6.1% for the third quarter of 2014 and the third quarter of 2013, respectively. The effective tax rate for the third quarter of 2014 is based on total income tax expense of $6.9 million on $12.9 million of earnings before income taxes. The increase in the effective tax rate is primarily due to the utilization of US deferred tax assets that were previously derecognized until the fourth quarter of 2013 and the $2.5 million upfront income tax expense related to the Legal Entity Reorganization.

The effective tax rate was 42.2% for the first nine months of 2014 and 20.3% for the first nine months of 2013. The effective tax rate for the nine months ended September 30, 2014 is based on total income tax expense of $21.8 million on $51.5 million of earnings before income tax expense. The increase in the effective tax rate as compared to the nine months ended September 30, 2013 is primarily due to the utilization of US deferred tax assets that were previously derecognized until the fourth quarter of 2013 and the $2.5 million upfront income tax expense related to the Legal Entity Reorganization. These increases were partially offset by the income tax effect of stock options exercised during the first nine months of 2013.

Cash income taxes paid during the third quarter of 2014 totalled $2.3 million, which included $2.1 million of upfront income tax paid related to the Legal Entity Reorganization.

Net Earnings

Net earnings for the third quarter of 2014 totalled $6.0 million, a $8.4 million decrease from $14.4 million for the third quarter of 2013, primarily due to higher income tax expense and SG&A.

Net earnings for the third quarter of 2014 decreased $6.1 million from $12.1 million for the second quarter of 2014, primarily due to a decrease in gross profit and higher SG&A.

Net earnings for the first nine months of 2014 totalled $29.8 million, a $16.0 million increase from $13.7 million for the same period in 2013, primarily due to higher manufacturing facility closures, restructuring and other related charges recorded in the first quarter of 2013 relating to the South Carolina Project, and an increase in gross profit partially offset by an increase in income tax expense.

Non-GAAP Financial Measures

This MD&A contains certain non-GAAP financial measures as defined under applicable securities legislation, including EBITDA, adjusted EBITDA, adjusted net earnings (loss), adjusted earnings (loss) per share and free cash flows (please see the below “Cash Flows” section for a description and reconciliation of free cash flows). The Company believes such non-GAAP financial measures improve the period-to-period comparability of the Company’s results by providing more insight into the performance of ongoing core business operations. As required by applicable securities legislation, the Company has provided reconciliations of those measures to the most directly comparable GAAP financial measures. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures set forth below and should consider non-GAAP financial measures only as a supplement to, and not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with GAAP.

Adjusted Net Earnings (Loss)

A reconciliation of the Company’s adjusted net earnings (loss), a non-GAAP financial measure, to net earnings (loss), the most directly comparable GAAP financial measure, is set out in the adjusted net earnings (loss) reconciliation table below. Adjusted net earnings (loss) should not be construed as net earnings (loss) as determined by GAAP. The Company defines adjusted net earnings (loss) as net earnings (loss) before (i) manufacturing facility closures, restructuring and other related charges; (ii) stock-based compensation expense (benefit); (iii) impairment of goodwill; (iv) impairment of long-lived assets and other assets; (v) write-down on assets classified as held-for-sale; (vi) other discrete items as shown in the table below; and (vii) the income tax effect of these items. The term “adjusted net earnings (loss)” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted net earnings (loss) is not a measurement of financial performance under GAAP and should not be considered as an alternative to net earnings (loss) as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-cash expenses and non-recurring expenses. In addition, adjusted net earnings (loss) is used by management in evaluating the Company’s performance because it believes it provides an indicator of the Company’s performance that is often more accurate than GAAP financial measures for the reasons stated in the previous sentence.

Adjusted earnings (loss) per share is also presented in the following table and is a non-GAAP financial measure. Adjusted earnings (loss) per share should not be construed as earnings (loss) per share as determined by GAAP. The Company defines adjusted earnings (loss) per share as adjusted net earnings (loss) divided by the weighted average number of common shares outstanding, both basic and diluted. The term “adjusted earnings (loss) per share” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted earnings (loss) per share is not a measurement of financial performance under GAAP and should not be considered as an alternative to earnings (loss) per share as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-cash expenses and non-recurring expenses. In addition, adjusted earnings (loss) per share is used by management in evaluating the Company’s performance because it believes it provides an indicator of the Company’s performance that is often more accurate than GAAP financial measures for the reasons stated in the previous sentence.

Adjusted Net Earnings Reconciliation to Net Earnings

(In millions of US dollars, except per share amounts and share numbers)

(Unaudited)

	Three months ended			Nine months ended
	Sept. 30, 2014	June 30, 2014	Sept. 30, 2013	Sept. 30, 2014	Sept. 30, 2013
	$	$	$	$	$
Net earnings	6.0	12.1	14.4	29.8	13.7
Manufacturing facility closures, restructuring and other related charges	1.6	1.0	0.9	4.0	29.1
Stock-based compensation expense	3.2	1.0	2.1	3.2	4.8
Impairment of long-lived assets and other assets	0.0	—	0.0	0.0	0.2
Other Item: Provision related to the resolution of a contingent liability	—	—	—	—	1.3
Other Item: Brantford pension charge	1.3	—	—	1.3	—
Income tax effect of these items	2.1	0.4	0.1	2.3	1.8

Adjusted net earnings	14.3	14.5	17.5	40.6	50.9

Earnings per share
Basic	0.10	0.20	0.24	0.49	0.23
Diluted	0.10	0.19	0.23	0.48	0.22
Adjusted earnings per share
Basic	0.24	0.24	0.29	0.67	0.84
Diluted	0.23	0.23	0.28	0.66	0.83
Weighted average number of common shares outstanding
Basic	60,790,184	60,825,745	60,731,173	60,804,653	60,245,708
Diluted	62,457,931	62,569,430	62,072,583	61,925,183	61,469,178

Adjusted net earnings totalled $14.3 million for the third quarter of 2014, a $3.2 million decrease from $17.5 million for the third quarter of 2013 and a $0.2 million decrease from $14.5 million in the second quarter of 2014. The decrease in adjusted net earnings for the third quarter of 2014 compared to the third quarter of 2013 was primarily due to higher income tax expense. The decrease in adjusted net earnings for the third quarter of 2014 compared to the second quarter of 2014 was primarily due to a decrease in gross profit.

Adjusted net earnings totalled $40.6 million for the first nine months of 2014, a $10.2 million decrease from $50.9 million for the same period in 2013. The decrease in adjusted net earnings for the first nine months of 2014 compared to the same period in 2013 was primarily due to higher income tax expense partially offset by an increase in gross profit.

EBITDA

A reconciliation of the Company’s EBITDA, a non-GAAP financial measure, to net earnings (loss), the most directly comparable GAAP financial measure, is set out in the EBITDA reconciliation table below. EBITDA should not be construed as earnings (loss) before income taxes, net earnings (loss) or cash flows from operating activities as determined by GAAP. The Company defines EBITDA as net earnings (loss) before (i) interest and other (income) expense; (ii) income tax expense (benefit); (iii) refinancing expense, net of amortization; (iv) amortization of debt issue costs; (v) amortization of intangible assets; and (vi)

depreciation of property, plant and equipment. Adjusted EBITDA is defined as EBITDA before (i) manufacturing facility closures, restructuring and other related charges; (ii) stock-based compensation expense (benefit); (iii) impairment of goodwill; (iv) impairment of long-lived assets and other assets; (v) write-down on assets classified as held-for-sale; and (vi) other discrete items as shown in the table below. The terms “EBITDA” and “adjusted EBITDA” do not have any standardized meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA and adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings (loss) as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that they permit investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-operating expenses as well as certain non-cash expenses and non-recurring expenses. In addition, EBITDA and adjusted EBITDA are used by management and the Company’s lenders in evaluating the Company’s performance for the reasons stated in the previous sentence.

EBITDA and Adjusted EBITDA Reconciliation to Net Earnings

(In millions of US dollars)

(Unaudited)

	Three months ended			Nine months ended
	Sept. 30, 2014	June 30, 2014	Sept. 30, 2013	Sept. 30, 2014	Sept. 30, 2013
	$	$	$	$	$
Net earnings	6.0	12.1	14.4	29.8	13.7
Interest and other expense	1.3	1.2	1.5	3.7	5.6
Income tax expense	6.9	7.5	0.9	21.8	3.5
Depreciation and amortization	6.8	6.7	6.9	19.5	20.8

EBITDA	21.0	27.5	23.7	74.7	43.7
Manufacturing facility closures, restructuring and other related charges	1.6	1.0	0.9	4.0	29.1
Stock-based compensation expense	3.2	1.0	2.1	3.2	4.8
Impairment of long-lived assets and other assets	0.0	—	0.0	0.0	0.2
Other Item: Provision related to the resolution of a contingent liability	—	—	—	—	1.3
Other Item: Brantford pension charge	1.3	—	—	1.3	—

Adjusted EBITDA	27.1	29.5	26.8	83.3	79.1

Adjusted EBITDA totalled $27.1 million for the third quarter of 2014, a $0.4 million or 1.4% increase from $26.8 million for the third quarter of 2013 and a $2.3 million or 7.9% decrease from $29.5 million for the second quarter of 2014. The increase in adjusted EBITDA for the third quarter of 2014 compared to the third quarter of 2013 was primarily due to higher gross profit partially offset by higher SG&A. The decrease in adjusted EBITDA for the third quarter of 2014 compared to the second quarter of 2014 was primarily due to lower gross profit.

Adjusted EBITDA totalled $83.3 million for the first nine months of 2014, a $4.2 million or 5.3% increase from $79.1 million for the same period in 2013. The increase in adjusted EBITDA for the first nine months of 2014 compared to the same period in 2013 was primarily due to higher gross profit partially offset by an increase in SG&A.

Off-Balance Sheet Arrangements

There has been no material change with respect to off-balance sheet arrangements since December 31, 2013 outside of the ordinary course of business except for the items discussed below. Reference is made to the Section entitled “Off-Balance Sheet Arrangements” in the Company’s MD&A as of and for the year ended December 31, 2013.

As noted in the June 30, 2014 Interim Condensed Consolidated Financial Statements, the Company entered into agreements with various raw material suppliers to purchase minimum quantities of certain raw materials at fixed rates through December 2015 totalling approximately $6.2 million as of September 30, 2014. The Company is also required by the agreements to pay any storage costs incurred by the applicable supplier in the event the Company delays shipment in excess of 30 days. In the event the Company defaults under the terms of an agreement, an arbitrator will determine fees and penalties due to the applicable supplier. Neither party shall be liable for failure to perform for reasons of Force Majeure as defined within the agreements. The Company currently knows of no event, trend or uncertainty that may affect the availability or benefits of the agreement.

As noted in the June 30, 2014 Interim Condensed Consolidated Financial Statements, the Company entered into agreements with various utility suppliers to fix certain energy costs through October 2017 for minimum amounts of consumption at several of its manufacturing facilities. The Company estimates that utility billings will total approximately $4.5 million over the term of the contracts based on the contracted fixed terms and current market rate assumptions. The Company is also required by the agreements to pay any difference between the fixed price agreed to with the utility and the sales amount received by the utility for resale to a third party if the Company fails to meet the minimum consumption required by the agreements. In the event of early termination the Company is required to pay the utility suppliers the difference between the contracted amount and the current market value of the energy, adjusted for present value, of any future agreed upon minimum usage. Neither party shall be liable for failure to perform for reasons of Force Majeure as defined within the agreements. The Company currently knows of no event, trend or uncertainty that may affect the availability or benefits of the agreements.

Related Party Transactions

In June 2014, the Company engaged with a relocation management company to facilitate the purchase of the newly appointed Chief Financial Officer’s home in Montreal, Québec, Canada to assist in the relocation to Sarasota, FL, U.S.A. The Company provided funding to the relocation management company to purchase the home for $0.9 million. Upon the sale of the home, the Company will be reimbursed for the purchase funding. As of September 30, 2014, the home is for sale.

Working Capital

The Company uses Days Inventory to measure inventory performance. Days Inventory increased to 60 from 56 in the third quarter of 2013 and decreased from 61 in the second quarter of 2014. Inventories increased $14.6 million to $108.9 million as of September 30, 2014 from $94.3 million as of December 31, 2013 primarily due to a larger inventory build planned to mitigate the effects of the transfer of production related to the South Carolina Project, and an increase in raw material pre-buys and raw material costs. The Company expects inventory to decrease during the fourth quarter of 2014 primarily due to normal seasonality.

The Company uses Days Sales Outstanding (“DSO”) to measure trade receivables. DSO increased by one day from 40 in the third quarter of 2013 to 41 in the third quarter of 2014 and remained unchanged from 41 in the second quarter of 2014. Trade receivables increased $14.8 million to $93.4 million as of September 30, 2014 from $78.5 million as of December 31, 2013 primarily due to an increase in revenue in the third quarter of 2014 compared to the fourth quarter of 2013.

The calculations are shown in the following tables:

	Three months ended
	Sept. 30, 2014	June 30, 2014	Sept. 30, 2013
Cost of sales (1)	$168.4	$158.9	$159.9
Days in quarter	92	91	92

Cost of sales per day (1)	$1.83	$1.75	$1.74
Average inventory (1)	$109.2	$106.8	$97.3

Days inventory	60	61	56

Days inventory is calculated as follows:

Cost of sales ÷ Days in quarter = Cost of sales per day

(Beginning inventory + Ending inventory) ÷ 2 = Average inventory

Average inventory ÷ Cost of goods sold per day = Days inventory

(1)	In millions of US dollars

	Three months ended
	Sept. 30, 2014	June 30, 2014	Sept. 30, 2013
Revenue (1)	$209.1	$202.9	$199.9
Days in quarter	92	91	92

Revenue per day (1)	$2.27	$2.23	$2.17
Trade receivables (1)	$93.4	$91.0	$87.1

DSO	41	41	40

DSO is calculated as follows:

Revenue ÷ Days in quarter = Revenue per day

Ending trade receivables ÷ Revenue per day = DSO

Accounts payable and accrued liabilities increased $7.5 million to $83.9 million as of September 30, 2014 from $76.4 million as of December 31, 2013 primarily due to the timing of payments for inventory, SG&A, and income taxes.

Liquidity

The Company has access to a $200 million asset-based loan facility (“ABL facility”) through February 2017 that provides liquidity to the Company. As of September 30, 2014, the Company had qualified availability under the ABL facility of $148.8 million, against which the Company had drawn a total of $95.5 million, resulting in loan availability of $53.2 million. In addition, the Company had $7.1 million of cash, yielding cash and loan availability of $60.3 million as of September 30, 2014.

The Company believes it has enough funds from cash flows from operating activities, funds available under the ABL and cash on hand to meet its expected capital expenditures and working capital requirements for at least the next twelve months.

Long-Term Debt

The Company’s $200 million ABL facility is with a syndicate of financial institutions. The Company relies upon cash flows from operations and funds available under its ABL facility to meet working capital requirements, anticipated obligations under its other debt instruments and to partially finance capital expenditures for the foreseeable future. The amount of borrowings available to the Company under the ABL facility is determined by its applicable borrowing base as determined monthly. The borrowing base is determined by calculating a percentage of eligible trade receivables, inventories and manufacturing equipment.

As of September 30, 2014, the Company had drawn a total of $95.5 million against its ABL, which consisted of $93.6 million of borrowings, $1.4 million of standby letters of credit, and $0.5 million of documentary letters of credit.

The Company had total cash and loan availability of $60.3 million as of September 30, 2014, $55.7 million as of June 30, 2014 and $50.3 million as of December 31, 2013. The Company had cash and loan availability under its ABL facility exceeding $59 million as of November 4, 2014.

The ABL facility is priced at 30-day LIBOR plus a loan margin determined from a pricing grid. The loan margin declines as loan availability increases. The pricing grid ranges from 1.75% to 2.25%. The ABL facility has one financial covenant, a fixed charge ratio of 1.0 to 1.0. The ratio compares EBITDA (as defined in the ABL facility agreement) less capital expenditures not financed under the Equipment

Finance Agreement, pension plan contributions in excess of pension plan expense, dividends, and cash taxes to the sum of debt service and the amortization of the value of the manufacturing equipment included in the borrowing base. The financial covenant becomes effective only when loan availability drops below $25.0 million. A default under the ABL facility would be deemed a default under the Real Estate Loan, the secured debt equipment finance agreement noted below and the mortgage loan entered into in connection with the Company’s real estate purchase in Blythewood, South Carolina. The Company was above the $25.0 million threshold of loan availability during the third quarter of 2014 and had a fixed charge ratio greater than 1.0 to 1.0 as of September 30, 2014.

The Company retains the ability to secure up to $35.0 million of financing on all or a portion of its owned real estate and can have the negative pledge in favour of the ABL facility lenders terminated. As of September 30, 2014 the Company had secured real estate mortgage financing of $22.4 million, a portion of which is related to the real estate term loan entered into in November 2012 (“Real Estate Loan”). The Real Estate Loan is subject to financial covenants and prepayment conditions. These covenants are determined at the end of each fiscal month, and the Company has been in compliance with these covenants since inception in November 2012.

As of September 30, 2014, the Company had outstanding permitted purchase money debt of $22.1 million incurred after March 28, 2008 (original closing date of the ABL facility), leaving the Company the ability to obtain an additional $22.9 million of permitted purchase money debt financing.

On August 14, 2012, the Company entered into the Equipment Finance Agreement with a lifetime and maximum funding amount of $24.0 million with the final funding to occur by March 31, 2014. The amount available under the facility was increased to $25.7 million as of March 26, 2014. The terms of the arrangement include multiple individual finance leases, each of which has a term of 60 months and a fixed interest rate of 2.74%, 2.90%, and 2.95% for leases scheduled prior to January 1, 2013, January 1, 2014, and March 31, 2014, respectively. The Company financed two schedules totalling $5.3 million in 2012, two schedules totalling $16.9 million in 2013, and one schedule for $3.5 million in the first quarter of 2014.

Cash Flows

Cash flows from operating activities decreased in the third quarter of 2014 by $2.9 million to $30.1 million from $33.0 million in the third quarter of 2013. The decrease was primarily due to (i) a larger decrease in inventory in the third quarter of 2013 (ii) an increase in cash income taxes paid as discussed in the Income Taxes section above and (iii) a larger increase in trade receivables due to higher revenue in the third quarter of 2014. The decrease was partially offset by lower payments made for accounts payable and accrued liabilities as discussed in the Working Capital section above.

Cash flows from operating activities increased $11.9 million to $30.1 million from $18.2 million in the second quarter of 2014. The increase was primarily due to lower payments made for accounts payable and accrued liabilities as discussed in the Working Capital section above, partially offset by an increase in trade receivables due to higher revenue in the third quarter of 2014.

Cash flows from operating activities decreased in the first nine months of 2014 by $6.1 million to $53.1 million from $59.3 million in the first nine months of 2013. The decrease was primarily due to a larger increase in inventory as discussed in the Working Capital section above partially offset by higher gross profit.

Cash flows used for investing activities decreased in the third quarter of 2014 by $2.9 million to $7.6 million from $10.5 million in the third quarter of 2013 and decreased $2.5 million from $10.0 million in the second quarter of 2014. The decrease for both periods was primarily due to an increase in proceeds from disposals of property, plant and equipment and lower capital expenditures.

Cash flows used for investing activities decreased in the first nine months of 2014 by $0.4 million to $32.1 million from $32.5 million in the first nine months of 2013 primarily due to lower capital expenditures partially offset by the purchase of license agreements.

Total expenditures in connection with property, plant and equipment were $9.1 million, $10.5 million and $10.2 million for the third quarter of 2014, the third quarter of 2013 and the second quarter of 2014, respectively. Capital expenditures for the South Carolina Project since inception have totalled $45.1 million. Capital expenditures recorded for the third quarter of 2014 and the first nine months of 2014 for this project were $5.8 million and $20.6 million, respectively. Capital expenditures for the third quarter of 2013 and the first nine months of 2013 for this project were $3.1 million and $16.3 million, respectively.

Cash flows used in financing activities decreased in the third quarter of 2014 by $7.0 million to $19.6 million from $26.6 million in the third quarter of 2013, primarily due to a smaller net repayment of debt, partially offset by repurchases of common stock and an increase in dividends paid in 2014.

Cash flows used in financing activities increased in the third quarter of 2014 by $10.1 million from $9.5 million in the second quarter of 2014, primarily due to repurchases of common stock and an increase in dividends paid in the third quarter 2014.

Cash flows used in financing activities decreased in the first nine months of 2014 by $10.5 million to $16.2 million from $26.7 million in the first nine months of 2013, primarily due to a net increase in debt in 2014 compared to a net repayment of debt in 2013, partially offset by repurchases of common stock and an increase in dividends paid in 2014.

The Company is including free cash flows, a non-GAAP financial measure, because it is used by management and investors in evaluating the Company’s performance and liquidity. Free cash flows does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Free cash flows should not be interpreted to represent residual cash flow available for discretionary purposes, as it excludes other mandatory expenditures such as debt service.

Free cash flows, defined by the Company as cash flows from operating activities less purchases of property, plant and equipment and other assets, decreased in the third quarter of 2014 by $1.5 million to an inflow of $21.0 million from an inflow of $22.5 million in the third quarter of 2013. The decrease was primarily due to an increase in working capital requirements partially offset by lower capital expenditures.

Free cash flows increased in the third quarter of 2014 by $13.0 million to an inflow of $21.0 million from an inflow of $8.0 million for the second quarter of 2014. The increase was primarily due to a decrease in working capital requirements in the third quarter of 2014.

Free cash flows decreased in the first nine months of 2014 by $5.3 million to an inflow of $19.5 million from an inflow of $24.7 million in the first nine months 2013. The decrease in free cash flows was primarily due to a larger increase in working capital requirements in the first nine months of 2014.

A reconciliation of free cash flows to cash flows from operating activities, the most directly comparable GAAP financial measure, is set forth below.

Free Cash Flows Reconciliation

(In millions of US dollars)

(Unaudited)

	Three months ended			Nine months ended
	Sept. 30, 2014	June 30, 2014	Sept. 30, 2013	Sept. 30, 2014	Sept. 30, 2013
	$	$	$	$	$
Cash flows from operating activities	30.1	18.2	33.0	53.1	59.3
Less purchases of property, plant and equipment and other assets	(9.1)	(10.2)	(10.5)	(33.6)	(34.5)

Free cash flows	21.0	8.0	22.5	19.5	24.7

Capital Resources

The Company had commitments to suppliers to purchase machines and equipment totalling approximately $8.6 million as of September 30, 2014. It is expected that such amounts will be paid out in the next twelve months and will be funded by the ABL facility as discussed above.

Contractual Obligations

As of September 30, 2014, there were no material changes to the contractual obligations set forth in the Company’s 2013 annual audited consolidated financial statements outside the ordinary course of the Company’s business except for the items discussed in Off-Balance Sheet Arrangements above. Reference is made to the Section entitled “Contractual Obligations” in the Company’s MD&A as of and for the year ended December 31, 2013.

Capital Stock and Dividends

As of September 30, 2014, there were 60,423,976 common shares of the Company outstanding.

During the third quarter and first nine months of 2014, there were nil and 492,500 stock options granted, respectively, and nil and 140,000 stock options forfeited, respectively.

During the third quarter and first nine months of 2014, there were 2,500 and 232,927 stock options exercised, resulting in proceeds of less than $0.1 million and $0.7 million, respectively.

The Company paid a dividend of $0.08, $0.08 and $0.12 per common share on March 31, 2014, June 30, 2014 and September 30, 2014 to shareholders of record at the close of business on March 19, 2014, June 17, 2014 and September 15, 2014, respectively.

On July 7, 2014, the Board of Directors amended the Company’s quarterly dividend policy to increase the annualized dividend by 50% from $0.32 to $0.48 per common share.

On November 4, 2014 the Board of Directors declared a quarterly dividend of $0.12 per common share payable on December 31, 2014 to shareholders of record at the close of business December 15, 2014.

The dividends paid and payable by the Company in 2014 are “eligible dividends” as defined in subsection 89(1) of the Income Tax Act (Canada).

On July 7, 2014, the Board of Directors and the Toronto Stock Exchange (“TSX”) approved the Company’s application to make a NCIB. Under the NCIB, the Company is entitled to repurchase for cancellation up to 2,000,000 common shares, representing 3.28% of the Company’s then issued and outstanding shares, over a twelve-month period starting on July 10, 2014 and ending on July 9, 2015. The purchases by the Company are effected through the facilities of the TSX and are made at the market price of the shares at the time of the purchase. As of September 30, 2014, the Company has repurchased 588,100 common shares at an average price of CDN$14.30 per share, including commissions, for a total purchase price of $7.7 million.

On June 11, 2014, the Board of Directors adopted the Performance Share Unit (“PSU”) Plan. The purpose of the PSU Plan is to provide participants with a proprietary interest in the Company to (a) increase the incentives of those participants who share primary responsibility for the management, growth and protection of the business of the Company, (b) furnish an incentive to such participants to continue their services for the Company and (c) provide a means through which the Company may attract potential employees. The PSU Plan is administered by the Compensation Committee of the Board of Directors of the Company and authorizes the Company to award PSUs to eligible persons. A PSU, as defined by the Company’s PSU Plan, represents the right of a participant, once such PSU is earned and has vested in accordance with the PSU Plan, to receive the number of common shares of the Company underlying the PSU. Furthermore, a participant will receive a cash payment from the Company upon PSU settlement that is equivalent to the number of shares issued or delivered to the participant multiplied by the amount of cash dividends per share declared by the Company between the date of grant and the third anniversary of the grant date. PSUs are net-settled to satisfy minimum statutory tax withholding requirements.

On June 11, 2014, 152,500 PSUs were granted. The PSUs are earned over a three year period with vesting at the third anniversary of the grant date. The number of shares earned can range from 0% to 150% of the grant amount based on entity performance criteria, specifically the total shareholder return ranking versus a specified peer group of companies. During the third quarter of 2014, there were no PSUs granted.

On June 11, 2014, the Board of Directors adopted the Deferred Share Unit (“DSU”) Plan. The purpose of the DSU Plan is to provide participants with a form of compensation which promotes greater alignment of the interests of the participants and the shareholders of the Company in creating long-term shareholder value. The DSU Plan is administered by the Compensation Committee of the Board of Directors of the Company and authorizes the Company to award DSUs to any member of the Board of Directors of the Company that is not an executive officer or employee of the Company. A DSU, as defined by the Company’s DSU Plan, represents the right of a participant to receive a common share of the Company. Under the DSU Plan, each director is entitled to receive DSUs as a result of a grant and/or in lieu of cash for semi-annual directors’ fees. DSUs are settled when the director ceases to be a member of the Board of Directors of the Company. DSUs are net-settled to satisfy minimum statutory tax withholding requirements.

During the third quarter and first nine months of 2014, there were 15,901 and 36,901 DSUs granted, respectively.

Pension and Other Post-Retirement Benefit Plans

Effective September 30, 2011, the defined benefit plan associated with the former Brantford, Ontario manufacturing facility sponsored by the Company was wound-up. Pursuant to applicable legislation, benefits for this plan must be settled within the five-year period following the wind-up effective date. Effective July 31, 2014, the Company purchased a group annuity buy out policy to settle the majority of its obligation to plan participants. During the three and nine months ended September 30, 2014, the Company recognized non-cash settlement losses of $1.3 million for both periods resulting from the difference between the accounting liability and the cost to settle the obligations. The settlement losses were included in the statement of consolidated earnings under the caption cost of sales. The Company was required to re-measure the plan’s assets and liabilities as of the settlement date resulting in a decrease of $1.5 million under the pension and other post-retirement benefits in the consolidated balance sheet with the offset flowing through other comprehensive income, net of income tax expense, and in deficit.

The remaining obligations are expected to be settled during the fourth quarter of 2014 and are expected to result in an additional settlement loss of up to approximately $0.7 million. The Company expects a minimal impact on its cash flows as a result of the settlement.

Financial Risk, Objectives and Policies

There has been no material change with respect to the Company’s financial risks and management thereof during the three and nine months ended September 30, 2014. Please refer to Note 21 of the Company’s annual audited consolidated financial statements as of and for the year ended December 31, 2013 for a complete discussion of the Company’s risk factors, risk management, objectives and policies.

Litigation

On July 3, 2014, the Company’s former Chief Financial Officer filed a complaint with the Occupational Safety and Health Administration of the U.S. Department of Labor (“OSHA”) alleging certain violations by the Company related to the terms of his employment and his termination. The Company has filed with OSHA its response to the complaint. The Company believes that these allegations and claims are without merit and intends to vigorously defend them. Because the proceeding is currently in its initial stages, the Company is not currently able to predict the probability of a favorable or unfavorable outcome, or the amount of any possible loss in the event of an unfavorable outcome. Consequently, no material provision or liability has been recorded for these allegations and claims as of September 30, 2014.

The Company is also engaged from time-to-time in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Company, taken as a whole, and accordingly, no amounts have been recorded as of September 30, 2014.

Critical Accounting Judgments, Estimates and Assumptions

The preparation of the unaudited interim condensed consolidated financial statements and notes thereto for the three and nine months ended September 30, 2014 and 2013 in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Significant changes in the underlying assumptions could result in significant changes to these estimates. Consequently, management reviews these estimates on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The unaudited interim condensed consolidated financial statements and notes follow the same accounting policies, judgments, estimates and assumptions as those applied in the Company’s most recent annual audited consolidated financial statements. The only exceptions are (i) the estimate of the provision for income taxes which is determined in the unaudited interim condensed consolidated financial statements using the estimated weighted average annual effective income tax rate applied to the earnings before income tax expense (benefit) of the interim period and (ii) the re-measurement of the defined benefit liability which is required at year-end and if triggered by plan amendment or settlement during interim periods. The unaudited interim condensed consolidated financial statements and notes should be read in conjunction with the Company’s 2013 annual audited consolidated financial statements.

New Standards and Interpretations Issued But Not Yet Effective

Certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective, and have not been adopted early by the Company. Management anticipates that all of the relevant pronouncements will be adopted in the first reporting period following the date of application. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Company’s consolidated financial statements, are detailed as follows:

Amended IAS 16 – Property, Plant and Equipment and Amended IAS 38 – Intangible Assets: Amended IAS 16 and IAS 38 were issued to clarify acceptable methods of depreciation and amortization. The new requirements are effective for annual periods beginning on or after January 1, 2016. Management has yet to assess the impact of these amendments on the Company’s consolidated financial statements.

IFRS 15 – Revenue from Contracts with Customers: IFRS 15 replaces IAS 18 – Revenue, IAS 11 – Construction Contracts and some revenue related interpretations. IFRS 15 establishes a new control-based revenue recognition model, changes the basis for deciding when revenue is recognized at a point in time or over time, provides new and more detailed guidance on specific topics and expands and improves disclosures about revenue. IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2017. Management has yet to assess the impact of this new standard on the Company’s consolidated financial statements.

IFRS 9 (2014) – Financial Instruments: IFRS 9 (2014) replaces IAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9 (2014) addresses accounting for financial assets and financial liabilities, classification and measurement, recognition and derecognition, hedge accounting and impairment. IFRS 9 is effective for annual reporting periods beginning on or after January 1, 2018. Management has yet to assess the impact of this new standard on the Company’s consolidated financial statements.

Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s financial statements.

Internal Control Over Financial Reporting

In accordance with the Canadian Securities Administrators National Instrument 52-109, “Certification of Disclosure in Issuers’ Annual and Interim Filings” (“NI 52-109”), the Company has filed interim certificates signed by the Chief Executive Officer and the Chief Financial Officer that, among other things, report on the design of disclosure controls and procedures and design of internal control over financial reporting. With regards to the annual certification requirements of NI 52-109, the Company relies on the statutory exemption contained in section 8.2 of NI 52-109, which allows it to file with the Canadian securities regulatory authorities the certificates required under the Sarbanes-Oxley Act of 2002 at the same time such certificates are required to be filed in the United States of America.

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and its compliance with GAAP (as derived in accordance with IFRS) in its consolidated financial statements. The Chief Executive Officer and Chief Financial Officer of the Company have evaluated whether there were changes to the Company’s internal control over financial reporting during the Company’s most recent interim period that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. The Chief Executive Officer and the Chief Financial Officer have concluded that the Company’s internal control over financial reporting as of September 30, 2014 was effective.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of its inherent limitation, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Additional Information

Additional information relating to the Company, including its Form 20-F filed in lieu of an Annual Information Form for 2013, is available on the Company’s website (www.itape.com) as well as under the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Forward-Looking Statements

Certain statements and information included in this MD&A constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, “forward-looking statements”), which are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this MD&A, including statements regarding the Company’s industry and the Company’s outlook, prospects, plans, financial position, judgments, estimates, assumptions, litigation and business strategy may constitute forward-looking statements. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by the Company’s management. Words such as “may,” “will,” “should,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: business conditions and growth or declines in the Company’s industry, the Company’s customers’ industries and the general economy; the quality, and market reception, of the Company’s products; the Company’s anticipated business strategies; risks and costs inherent in litigation; the Company’s ability to maintain and improve quality and customer service; anticipated savings from the Company’s manufacturing plant rationalization initiatives; anticipated cash flows from the Company’s operations; availability of funds under the Company’s ABL facility; and the Company’s ability to continue to control costs. The Company can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read “Item 3. Key Information—Risk Factors” “Item 5 Operating and Financial Review and Prospects (Management’s Discussion & Analysis)” and statements located elsewhere in the Company’s annual report on Form 20-F for the year ended December 31, 2013 and the other statements and factors contained in the Company’s filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of these forward-looking statements speaks only as of the date of this MD&A. The Company will not update these statements unless applicable securities laws require it to do so.